A4
6-10-2003

03015820

STATES
'HANGE COMMISSION
, D.C. 20549

UF 6-5-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36892

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

ᴵEPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/28/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

IAME OF BROKER-DEALER:
ıvestec Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ıDDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
Four Falls Corporate Center, Suite 600
(No. and Street)

V. Conshohocken (City) PA (State) 19428 (Zip Code)

RECD S.E.C.
JUN 0 2 2003
638

IAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven Paraggio **(212) 898-6421**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

ıDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square (Address) **New York** (City) **NY** (State) **10036**

PROCESSED
JUN 1 2 2003
THOMSON FINANCIAL

ɪHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant ıust be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

1410 (06-02)

OATH OR AFFIRMATION

I, John J. Murabito, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Investec Inc., as of March 28, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Chief Executive Officer

Title

DAVID R. RAPPAPORT
NOTARY PUBLIC, State of New York
No. 24-02RA4964159
Qualified in New York County
Commission Expires March 26, 20

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

Investec Inc. And Subsidiary
(formerly Investec PMG Capital Corp.)

March 28, 2003
with Report of Independent Auditors

Investec Inc. and Subsidiary
(formerly Investec PMG Capital Corp.)

Statement of Financial Condition

March 28, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Stockholder of
Investec Inc.

We have audited the accompanying consolidated statement of financial condition of Investec Inc. and Subsidiary (the "Company") as of March 28, 2003. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Investec Inc. and Subsidiary as of March 28, 2003 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

May 29, 2003

Investec Inc. and Subsidiary
(formerly Investec PMG Capital Corp.)

Consolidated Statement of Financial Condition

March 28, 2003

Assets	
Cash and cash equivalents	$ 14,773,204
Due from clearing broker	1,444,321
Receivables (net of allowance for doubtful accounts of $150,000)	492,717
Securities owned, at fair value:	
Marketable	5,564,334
Not readily marketable	660,544
Income tax receivable	2,678,000
Other assets	10,749
Total assets	$ 25,623,869
Liabilities and Stockholder's Equity	
Accounts payable and accrued expenses	$ 16,746,219
Liabilities subordinated to claims of general creditors	31,500,000
	48,246,219
Stockholder's equity:	
Capital stock, $1 par value; 2,000 shares authorized, 1,000 issued and outstanding	1,000
Capital paid in excess of par	29,809,671
Accumulated deficit	(52,433,021)
	(22,622,350)
Total liabilities & stockholder's equity	$ 25,623,869

The accompanying notes are an integral part of the consolidated statement of financial condition.

Investec Inc. and Subsidiary
(formerly Investec PMG Capital Corp.)

Notes to Consolidated Statement of Financial Condition

1. Organization and Nature of Operations

Investec Inc. (formerly known as Investec PMG Capital Corp.) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). During the year ended March 28, 2003 the Company had an arrangement with an affiliated Company which is a member firm of the New York Stock Exchange, Inc. ("NYSE"), whereby the member firm cleared all security transactions effected by customers of the Company on a fully disclosed basis. In February 2003, the Company entered into a fully disclosed clearing agreement with an unrelated Company, replacing the former affiliated clearing firm. The Company has agreed to indemnify its clearing broker for certain losses sustained in executing transactions on behalf of the Company's customers in accordance with the clearing agreement.

The Company changed its name from Investec PMG Capital Corp. to Investec Inc. in May 2002 and is a wholly-owned subsidiary of Investec PMG Group, Inc. (the "Parent"). The Parent is a wholly-owned subsidiary of Investec USA Holdings Corp. ("Investec USA") which, in turn, is an indirect wholly-owned subsidiary of Investec Plc ("Investec"), a publicly owned South African/UK investment banking group.

The Parent was acquired by Investec USA in July 2001, in a transaction accounted for as a purchase. Investec acquired all of the outstanding shares of the Parent in exchange for $25 million in cash.

In addition, Investec USA shall distribute to the former shareholders that remain as employees, a pro-rata portion of 15% of the amount by which warrant security proceeds exceed $3.5 million. As of March 28, 2003, no warrant security proceeds have been received.

In the fourth quarter of the year ended March 28, 2003, Investec conducted a strategic review and evaluation of the Company's various lines of business. As a result, management decided to exit the Company's businesses and proceed with a wind-down of all operations. Included in accounts payable and accrued expenses at March 28, 2003 are $11,957,132 of severance, excess office space and other contractual costs associated with the Company's decision to exit its businesses.

1. Organization and Nature of Operations (continued)

In connection with the July 2001 acquisition, a cash distribution agreement was executed for the payment of retention pool bonuses to certain Company employees on the first, second and third anniversaries following the date of acquisition. The total amount of the cash distribution pool was $6.7 million to be paid by Investec USA. In connection with the wind-down of the businesses, payment of the bonus amounts due on the second and third anniversaries has been accelerated. Investec USA bears the responsibility for the retention pool payments; therefore these liabilities are the expense of Investec USA, not the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition includes the accounts of the Company and its wholly-owned subsidiary, Investec PMG Investors. All significant intercompany balances and transactions have been eliminated.

The preparation of consolidated statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Securities

Securities transactions are recorded on a settlement-date basis, which is not materially different than a trade-date basis. Securities and securities sold but not yet purchased are recorded at fair value, with gains and losses reflected in the consolidated statement of operations. Fair value is generally based on quoted market prices for traded securities. If quoted market prices are not available, or if liquidating the Company's position is reasonably expected to impact market prices, fair value is determined by the Company based on other relevant factors including valuation models which take into account volatility and the time value of money.

2. Summary of Significant Accounting Policies (continued)

Goodwill and Other Intangible Assets

In June 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS No. 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

Beginning in the year ended March 31, 2002, the Company was required to adopt the non-amortization provisions of SFAS No. 142 that apply to goodwill and indefinite lived intangible assets acquired in a business combination after June 30, 2001 in accounting for its purchase by Investec USA. As a result of the Company's decision to exit its current businesses, the balance of goodwill and intangible assets of $15,256,920 was written off during the year ended March 28, 2003.

Investment Banking

Underwriting revenues and fees for merger and acquisition advisory services are recognized when services for the transactions are determined to be completed. Underwriting expenses are deferred and recognized at the time the related revenues are recorded.

Commissions

The Company earns commissions by acting as agent for its customers in effecting securities transactions in listed and over-the-counter markets. Commission revenues are recorded on a settlement-date basis, which is not materially different than a trade-date basis.

Cash Equivalents

The Company considers certain highly liquid investments with initial maturities of three months or less to be cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Furniture, Equipment and Leasehold Improvements

In connection with the Company's decision to exit its businesses in the fourth quarter of its fiscal year ended March 28, 2003, the Company wrote-off $1.1 million of furniture and equipment. Prior to being written off, furniture and equipment were stated at cost and depreciated over the estimated useful lives of the related assets, generally 5 to 7 years, while leasehold improvements were amortized over the lesser of the estimated economic useful life of the asset, generally 5 years, or the term of the lease. Maintenance and repair costs are expensed as incurred.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax bases or assets and liabilities. The Company is included in the consolidated federal income tax return filed by the Parent. Income taxes are calculated on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent.

If appropriate, tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets are more likely than not to be realized.

3. Receivables

Receivables consist of the following at March 28, 2003:

Trade receivables	$ 642,717
Allowance for doubtful accounts	(150,000)
	$ 492,717

The Company evaluates the collectibility of its trade receivables based on a number of factors. In circumstances where the Company becomes aware of a specific customer's inability to meet its financial obligations to the Company, a specific provision for doubtful account is estimated and recorded which reduces the recognized receivable to the estimated amount the Company believes will ultimately be collected.

4. Securities

Marketable securities owned consisted of trading account securities and investment securities at fair values, as follows:

Municipal bonds	$5,318,889
Equities	245,445
	$5,564,334

Securities not readily marketable consisted primarily of investment securities and warrants (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At March 28, 2003, the estimated fair value of these securities was $660,544.

5. Subordinated Liabilities

The Subordinated Liabilities have been approved by the NASD and are considered subordinated equity capital for regulatory purposes. To the extent that the Subordinated Liabilities are required for the Company's continued compliance with minimum net capital requirements, the Subordinated Liabilities may not be repaid.

The Subordinated Liabilities are subordinated to the claims of general creditors of the Company and were borrowed from the Parent for general working capital purposes. The Subordinated Liabilities bear interest at 8.25% per annum, payable monthly.

Subordinated Liabilities consisted of the following at March 28, 2003:

Maturity	Amount
December 31, 2004	$12,000,000
December 31, 2005	8,000,000
December 31, 2006	11,500,000
	$31,500,000

6. Income Taxes

Income tax receivable consists of the following at March 28, 2003:

Federal tax refunds receivable	$ 1,198,000
Intercompany tax benefit receivable	1,480,000
Deferred tax assets	10,539,000
	13,217,000
Valuation allowance	(10,539,000)
	$ 2,678,000

Deferred tax assets primarily relate to losses incurred, certain securities owned and allowances for doubtful accounts. The Company has established a full valuation allowance against these deferred taxes in accordance with SFAS No. 109 recognition criteria.

7. Profit Sharing Plan

The Company has a qualified profit sharing plan (the "Plan") under the provisions of Section 401(k) of the Internal Revenue Code, which covers substantially all employees. The Company matches 25% of employees deferred contributions, up to the first 6% of the employee's pay.

8. Lease Commitments

The Company leases its facilities and certain equipment under operating lease agreements. Remaining lease terms range from less than 12 months to four years, and certain facility leases contain options to renew for additional periods.

The Company has accrued costs relating to excess office space in connection with its decision to exit its businesses. Accrued expenses at March 28, 2003 include $2,073,448 for future lease payments. The Company has leased a portion of its office space to unrelated parties under sublease agreements which provide for future minimum rental receipts.

8. Lease Commitments (continued)

Future minimum payments and receipts under the leases and subleases, respectively, for the remaining years and in the aggregate are listed in the table below:

Fiscal Year ending March 31	Minimum Lease Payments	Minimum Sub-Lease Receipts
2004	$1,093,000	$ 368,000
2005	1,093,000	439,000
2006	1,093,000	448,000
2007	638,000	261,000
Total	$3,917,000	$1,516,000

9. Regulatory Capital Requirements

The Company is a registered broker-dealer and is subject to the net capital rule under Securities and Exchange Commission Rule 15c3-1. Under this rule, the Company must maintain minimum net capital (as defined) and its ratio of aggregate indebtedness (as defined) to net capital may not exceed 15 to 1. At March 28, 2003, the Company's ratio of aggregate indebtedness to net capital was 3.87 to 1 and it had net capital of $4,330,829, which was $3,213,326 in excess of its required net capital. Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule and other regulatory bodies.

10. Commitments and Contingencies

The Company is subject to claims and lawsuits that arise in the ordinary course of business. While the effect on future financial results is subject to considerable uncertainty, it is management's opinion that the ultimate liabilities resulting from such claims and lawsuits will not materially affect the consolidated financial position of the Company.

10. Commitments and Contingencies (continued)

In accordance with the July 2001 purchase agreement of the Parent by Investec USA, $3.75 million was held in escrow for which Investec USA was entitled to make claims for any indemnifiable losses incurred, in accordance with the terms of the purchase and escrow agreements. In December 2003, pursuant to the provisions of the purchase and escrow agreements, the Parent received $1.22 million from the escrow fund. The remainder of the merger escrow, $1.25 million, is allocated to the payment of settlement monies, if any, due to the Internal Revenue Service for its examination of the Company's 1995 income tax return. While the outcome of the examination is uncertain at the present time, management believes that the ultimate liabilities resulting from such examination will not materially affect the consolidated financial position of the Company.

11. Fair Value of Financial Instruments

The carrying amounts of the Company's cash and cash equivalents, receivables, accounts payable and accrued expenses, and due from clearing broker approximate their fair market values due to their short-term nature. The carrying amounts for the subordinated loans approximate their fair value since the Company believes the interest rates on these instruments are comparable to current borrowing rates for similar instruments.

12. Transactions with Related Parties

As of March 28, 2003, payable to Parent and other affiliates arising from various transactions such as interest settlement, legal fees and other operating expenses amounted to $340,024, which is included in accounts payable and accrued expenses.

During the year ended March 31, 2003, the Parent contributed approximately $5.3 million of additional capital to the Company. This was recorded as an increase to Capital Paid in Excess of Par on the consolidated statement of financial condition.

13. Subsequent Event

In May 2003, the Company began seeking NASD approval to convert its subordinated liabilities into equity.